Filed Pursuant to Rule 424(b)(3)

Registration No. 333-185058

PROSPECTUS

1,965,000 Shares of Non-Voting Common Stock

22,486,125 Shares of Common Stock

(Including 1,965,000 Shares Underlying the Non-Voting Common Stock)

This prospectus relates to the securities listed below that may be offered for sale from time to time by the persons named in this prospectus (and their transferees) identified under the heading “Selling Securityholders” on page 18 of this prospectus who currently own such securities or may acquire such securities upon the conversion or exchange of securities currently held.

Investing in our securities involves risks. You should carefully consider all of the information set forth in this prospectus, including the risk factors on page 4 of this prospectus, as well as the risk factors and other information contained in any documents we incorporate by reference into this prospectus before investing in any of the securities. See “Information Incorporated by Reference.”

This prospectus covers the following securities:

—

22,486,125 shares of our common stock, $1.00 par value (the “Common Stock”), including 1,965,000 shares issuable upon conversion of 1,965,000 shares of our non-voting common stock, $1.00 par value (the “Non-Voting Common Stock”); and

—	1,965,000 shares of our Non-Voting Common Stock.

The Securities included in this prospectus were sold pursuant to the Securities Purchase Agreement dated October 23, 2012 (the “Securities Purchase Agreement”) by and among us and the purchasers identified therein and pursuant to the Share Exchange Agreement dated October 23, 2012 (the “Share Exchange Agreement”) by and among us and the shareholders identified therein (collectively, the “2012 Transaction”).

The 22,486,125 shares of Common Stock consists of (i) 16,071,302 shares issued pursuant to the Securities Purchase Agreement; (ii) 4,449,823 shares issued pursuant to the Share Exchange Agreement; and (iii) 1,965,000 shares issuable upon conversion of the Non-Voting Common Stock. The 1,965,000 shares of Non-Voting Common Stock were issued in exchange for certain of the Company’s Fixed Rate Cumulative Series T Perpetual Preferred Stock (the “Series T Preferred Stock”) and Fixed Rate Cumulative Series T-ACB Perpetual Preferred Stock (the “Series T-ACB Preferred Stock”) pursuant to the terms of the Share Exchange Agreement.

For a more detailed description of the issuance of the Securities pursuant to the Securities Purchase Agreement and the Share Exchange Agreement, see “Summary of the Underlying Transactions” on page 7.

When used in this prospectus, the term “Securities” includes the shares of Common Stock and the shares of Non-Voting Common Stock. We agreed in the Securities Purchase Agreement and the Share Exchange Agreement to file this resale registration statement covering these Securities.

The Selling Securityholders who may sell or otherwise dispose of the Securities are initial investors (or the permitted affiliate transferees of such investors) in the 2012 Transaction described above. The Selling Securityholders may offer the Securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, at prevailing market prices, at prices related to prevailing market prices, at various prices determined at the time of sale or otherwise at negotiated prices. If the Securities are sold through underwriters, broker-dealers, or agents, the Selling Securityholders (or the purchasers of the Securities as negotiated with the Selling Securityholders) will be responsible for underwriting discounts or commissions or agent commissions, if any. The registration of the Securities does not necessarily mean that any of the Securities will be sold by the Selling Securityholders. The timing and amount of any sale is within the respective Selling Securityholders’ sole discretion, subject to certain restrictions. See “Plan of Distribution” on page 27 of this prospectus.

We will not receive any proceeds from the sale of Securities by the Selling Securityholders.

Shares of our Common Stock are traded on the NASDAQ Global Select Market under the symbol “YAVY”. The closing sale price of our Common Stock as reported on the NASDAQ Global Select Market on December 18, 2012 was $3.09 per share. Our Non-Voting Common Stock is not currently listed on any established securities exchange or quotation system, and we do not intend to seek such listing. In the event we were to seek such listing, there is no guarantee that any established securities exchange or quotation system would accept the Non-Voting Common Stock for listing.

None of the Securities and Exchange Commission (the “SEC”), the Federal Deposit Insurance Corporation (the “FDIC”), the Board of Governors of the Federal Reserve System, any state or other securities commission or any other federal or state bank regulatory agency has approved or disapproved of these Securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Securities are not savings accounts, deposits, or other obligations of any bank, thrift or other depository institution and are not insured by the FDIC or any other governmental agency or instrumentality.

The date of this prospectus is December 28, 2012.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. The Selling Securityholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Yadkin Valley Financial Corporation’s business, financial condition, results of operations and prospects may have changed since such dates.

In this prospectus, we frequently use the terms “we,” “our” and “us” to refer to Yadkin Valley Financial Corporation (“Yadkin” or the “Company”) and its subsidiaries, including Yadkin Valley Bank and Trust Company (the “Bank”).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including information included or incorporated by reference in this prospectus, contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), and which statements are inherently subject to risks and uncertainties. These statements are based on many assumptions and estimates and are not guarantees of future performance. Forward looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as “may,” “would,” “could,” “should,” “will,” “expect,” “anticipate,” “predict,” “project,” “potential,” “continue,” “assume,” “believe,” “intend,” “plan,” “forecast,” “goal,” “estimate,” or other statements concerning opinions or judgments of Yadkin , the Bank, and its management about future events. Factors that could influence the accuracy of such forward looking statements include, but are not limited to, the financial success or changing strategies of the Bank’s customers or vendors, actions of government regulators, the level of market interest rates, and general economic conditions.

Potential risks and uncertainties that could cause our actual results to differ materially from those anticipated in any forward-looking statements include, but are not limited to, the following:

—

reduced earnings due to higher credit losses generally and specifically because losses in the sectors of our loan portfolio secured by real estate are greater than expected due to economic factors, including declining real estate values, increasing interest rates, increasing unemployment, or changes in payment behavior or other factors;

—	reduced earnings due to higher credit losses because our loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral;
—	the rate of delinquencies and amount of loans charged-off;
—	the adequacy of the level of our allowance for loan losses and the amount of loan loss provisions required in future periods;
—

results of examinations by our regulatory authorities, including the possibility that the regulatory authorities may, among other things, require us to increase our allowance for loan losses or writedown assets;

—	the amount of our loan portfolio collateralized by real estate, and the weakness in the commercial real estate market;
—

our efforts to raise capital or otherwise increase and maintain our regulatory capital ratios above the statutory and agreed upon minimums, including the impact of the proposed capital rules under Basel III;

—	the impact of our efforts to raise capital on our financial position, liquidity, capital, and profitability;
—

risks and uncertainties relating to not successfully negotiating and entering into definitive agreements with respect to, and closing the, currently contemplated asset dispositions and the asset sales or accelerated foreclosed properties dispositions not occurring within our currently expected ranges for price and other terms, and the pre-tax charges associated with such sales exceeding the pre-tax charges that we currently anticipate;

—	the increase in the cost of capital of our Series T and Series T-ACB Preferred Stock in 2014 if we do not redeem within five years of the date of issuance;
—	adverse changes in asset quality and resulting credit risk-related losses and expenses;

—	increased funding costs due to market illiquidity, increased competition for funding, and increased regulatory requirements with regard to funding;
—	significant increases in competitive pressure in the banking and financial services industries;
—	changes in the interest rate environment which could reduce anticipated or actual margins;
—	changes in political conditions or the legislative or regulatory environment, including the effect of recent financial reform legislation on the banking industry;
—

general economic conditions, either nationally or regionally and especially in our primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;

—	our ability to retain our existing customers, including our deposit relationships;
—	changes occurring in business conditions and inflation;
—	changes in technology;
—	changes in monetary and tax policies;
—

ability of borrowers to repay loans, which can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, natural disasters, which could be exacerbated by potential climate change, and international instability;

—	changes in deposit flows;
—	changes in accounting principles, policies or guidelines;
—	changes in the assessment of whether a deferred tax valuation allowance is necessary;
—	our ability to maintain internal control over financial reporting;
—

our reliance on secondary sources such as Federal Home Loan Bank advances, sales of securities and loans, federal funds lines of credit from correspondent banks and out-of-market time deposits, to meet our liquidity needs;

—	loss of consumer confidence and economic disruptions resulting from terrorist activities;
—	changes in the securities markets; and
—	other risks and uncertainties detailed from time to time in our filings with the SEC.

These risks are increased by the developments in national and international financial markets that have persisted over the past several years as well as the expiration of the federal tax reductions and increase spending cuts currently scheduled to go into effect, and we are unable to predict what effect these uncertain market conditions will continue to have on us. There can be no assurance that these unprecedented developments will not continue to materially and adversely affect our business, financial condition and results of operations.

We have based our forward-looking statements on our current expectations about future events. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee that these expectations will be achieved. We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and file with the SEC proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov or on our website at www.yadkinvalleybank.com under the “About Us”, then “Investor Relations” tabs. Information on, or that can be accessible through, our website does not constitute a part of, and is not incorporated by reference in, this prospectus.

This prospectus, which is a part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act, omits certain information set forth in the registration statement. Accordingly, for further information, you should refer to the registration statement and its exhibits on file with the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in those documents is deemed “furnished” in accordance with SEC rules. The documents we incorporate by reference, all of which we have previously filed with the SEC, include:

—	Our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 29, 2012;

—	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012, and September 30, 2012 filed with the SEC on April 26, 2012, July 30, 2012, and October 25, 2012, respectively;

—	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 5, 2012; and

—	Our Current Reports on Form 8-K filed with the SEC on January 9, 2012, March 21, 2012, May 22, 2012, July 31, 2012, August 8, 2012, October 25, 2012, November 9, 2012, and December 21, 2012.

A description of our capital stock can be found herein under “Description of Capital Stock.”

You may request a copy of any of these filings at no cost, by writing or telephoning the Corporate Secretary, Patricia Wooten at (704) 768-1125 or patti.wooten@yadkinvalleybank.com, or at the following address or telephone number: Yadkin Valley Financial Corporation, 209 North Bridge Street, Elkin, North Carolina 28621, Telephone: (336) 526-6300.

SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision to purchase the Securities. You should carefully read this entire prospectus, as well as the information incorporated by reference herein and therein, before deciding whether to invest in the Securities. You should carefully consider the sections entitled “Risk Factors” in this prospectus and the documents incorporated by reference herein and therein to determine whether an investment in the Securities is appropriate for you.

The Company

Yadkin Valley Financial Corporation is a bank holding company incorporated under the laws of North Carolina (“Yadkin” or the “Company”) to serve as the holding company for Yadkin Valley Bank and Trust Company, a North Carolina chartered commercial bank, (the “Bank”). The Bank began operations in 1968. In 2006, Yadkin was formed to serve as a holding company for the Bank. We offer a wide range of traditional banking products and services for small-to medium-sized businesses, professionals and other individuals in our markets, including commercial and consumer loan and deposit services, as well as mortgage services.

We are a community-oriented financial institution. We seek to be the provider of choice for financial solutions to local businesses, professionals and other individuals in our markets who value exceptional personalized service and local decision making. We currently operate in the central piedmont, Research Triangle area and the northwestern region of North Carolina and upstate counties of South Carolina. We believe that we operate in attractive banking markets with long-term growth potential.

At September 30, 2012, we had total assets of $1,920.4 million, total gross loans outstanding including loans held for sale of $1,383.6 million, total deposits of $1,651.5 million, and shareholders’ equity of $155.2 million.

Our principal executive offices are located at 209 North Bridge Street, Elkin, North Carolina 28621-3404, and the telephone number is (336) 526-6300. Our website is www.yadkinvalleybank.com. The information on our website does not constitute a part of, and is not incorporated by reference in, this prospectus.

The Offering

The following summary contains basic information about the Securities and is not intended to be complete and does not contain all the information that is important to you. For a more complete understanding of the Securities, you should read the sections of this prospectus entitled “Description of Capital Stock.”

Issuer	Yadkin Valley Financial Corporation

Maximum number of shares of Common Stock offered by Selling Securityholders	22,486,125 shares of Common Stock (including 1,965,000 shares issuable upon conversion of the Non-Voting Common Stock), as described in “Summary of the Underlying Transactions.”

Maximum number of shares of Non-Voting Common Stock offered by Selling Securityholders	1,965,000 shares of Non-Voting Common Stock issued pursuant to the Share Exchange Agreement, as described in “Summary of the Underlying Transactions.”

Shares Outstanding as of December 26, 2012

41,176,697 shares of Common Stock

1,965,000 shares of Non-Voting Common Stock

24,435 shares of Series T Preferred Stock

3,970 shares of Series T-ACB Preferred Stock

The only shares included in this prospectus are the 22,486,125 shares of Common Stock and the 1,965,000 shares of Non-Voting Common Stock.

Convertibility of Non-Voting Common Stock into our Common Stock	Shares of Non-Voting Common Stock may be converted into shares of Common Stock on a one-for-one basis only after the shares of Non-Voting Common Stock are transferred to unaffiliated third parties that are not affiliated with the initial purchasers. The Non-Voting Common Stock may only be transferred through one or more of the following options: (i) to an affiliate of the holder or to the Company, (ii) in a widespread public distribution, (iii) in a transfer to a person that would control more than 50% of any class of the Company’s outstanding “voting securities” (as defined in the Bank Holding Company Act of 1956 and any rules or regulations promulgated thereunder) without any transfer from the transferor, or (iv) in a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Company outstanding at such time.

Use of Proceeds	All Securities sold pursuant to this prospectus will be sold by the Selling Securityholders. We will not receive any of the proceeds from such sales. The Company intends to use the proceeds from the 2012 Transaction to further improve its balance sheet and accelerate the disposition of approximately $67.0 million in classified assets composed of $16.5 million in other real estate owned and $50.0 million in classified loans.

Risk Factors	An investment in our Securities is subject to risks. Please refer to the information contained under the caption “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before investing in our Securities.

NASDAQ Global Select Market Symbol	YAVY (Common Stock) The Non-Voting Common Stock is not listed, and the Company does not intend to list the Non-Voting Common Stock, on any market.

RISK FACTORS

An investment in our Securities, whether Common Stock or Non-Voting Common Stock, involves a high degree of risk. Before you purchase any of our Securities, you should carefully consider the risks described below, together with the other information contained or incorporated by reference into this prospectus, including the information contained in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011, and any risks described in our other filings with the SEC, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act , before making a decision to invest in our Securities. The risks described below and in the documents referred to in the preceding sentence are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of the following risks actually occurs, our business, results of operations and financial condition could suffer. In that case, the trading price of our common stock and the values of any of our other Securities could decline, and you may lose all or part of your investment.

Risks Relating to our Securities

Our Securities are not an insured deposit.

Our Securities are not bank deposits and, therefore, are not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our securities is inherently risky for the reasons described in this section and elsewhere in this prospectus and is subject to the same market forces that affect the price of securities in any company. As a result, if you acquire our securities, you may lose some or all of your investment.

Our Articles of Incorporation and bylaws, as well as certain banking laws, may have an anti-takeover effect.

Provisions of our Articles of Incorporation and bylaws, as well as federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. The combination of these provisions may hinder a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our securities.

We may raise additional capital, which could adversely affect the market price of our Securities.

We are not restricted from issuing additional shares of common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, common stock, or from issuing additional shares of preferred stock. We frequently evaluate opportunities to access the capital markets, taking into account our regulatory capital ratios, financial condition and other relevant considerations. Subject to market conditions, we may take further actions to raise additional capital. Such actions could include, among other things, the issuance of additional shares of common or preferred stock in public or private transactions in order to further increase our capital levels above the requirements for a well-capitalized institution established by the federal bank regulatory agencies as well as other regulatory targets. These issuances would dilute ownership interests of the investors in the offering and could dilute the per share book value of our common stock. New investors may also have rights, preferences and privileges senior to our common stock and preferred shareholders, which may adversely impact our current shareholders.

Holders of our junior subordinated debentures have rights that are senior to those of our common and preferred shareholders.

At September 30, 2012, we had outstanding trust preferred securities totaling $35.0 million. Payments of the principal and interest on the trust preferred securities of these special purpose trusts are fully and unconditionally guaranteed by us. Further, the accompanying junior subordinated debentures are senior to our shares of common and preferred stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our preferred or common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our preferred or common stock. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to a total of five years, during which time no cash dividends may be paid on our preferred or common stock.

We are a holding company and depend on our Bank for dividends, distributions and other payments.

Substantially all of our activities are conducted through the Bank, and, consequently, as the parent company of the Bank, we receive substantially all of our revenue as dividends from the Bank. The Bank is currently prohibited from paying dividends to the Company without prior approval from the FDIC and the North Carolina Banking Commissioner. In addition, the Company is currently prohibited from paying any dividends, common or preferred, without the prior approval of the Federal Reserve Bank of Richmond. There can be no assurances such approvals would be granted or with regard to how long these restrictions will remain in place. In the future, any declaration and payment of cash dividends will be subject to the Board’s evaluation of the Company’s operating results, financial condition, future growth plans, general business and economic conditions, and tax and other relevant considerations. The payment of cash dividends by the Company in the future will also be subject to certain other legal and regulatory limitations (including the requirement that the Company’s capital be maintained at certain minimum levels) and ongoing review by the Company’s banking regulators.

Risks Relating to our Common Stock and Non-Voting Common Stock

Our Common Stock trades less frequently than the securities of many other financial services companies, which may make the value of your investment subject to fluctuation.

Although our Common Stock is listed for trading on The NASDAQ Global Select Market, the trading volume in our Common Stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our Common Stock, significant sales of our Common Stock, or the expectation of these sales, could cause our stock price to fall.

Stock price volatility may make it more difficult for you to resell your Common Stock when you want and at prices you find attractive. Our stock price can fluctuate significantly in response to a variety of factors discussed in this section, including, among other things:

•	Actual or anticipated variations in quarterly results of operations;
•	Recommendations by securities analysts;
•	Operating and stock price performance of other companies that investors deem comparable to our Company;
•	News reports relating to trends, concerns and other issues in the financial services industry; and
•	Perceptions in the marketplace regarding our Company and/or its competitors and the industry in which we operate.

These factors may adversely affect the trading price of our Common Stock, regardless of our actual operating performance, and could prevent you from selling your Common Stock at or above the public offering price. In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of our common stock, regardless of our trading performance.

It is unlikely that an active trading market for the Non-Voting Common Stock will develop.

The Non-Voting Common Stock will not be a liquid investment because no public trading market currently exists for such security and it is unlikely that a market will develop. Potential purchasers of the Non-Voting Common Stock should consider carefully the limited liquidity of such investment before purchasing any shares of the Non-Voting Common Stock. We are not obligated, and do not intend, to apply for the listing of the Non-Voting Common Stock on any securities exchange. Even if a trading market for the Non-Voting Common Stock were to develop, it may not continue, and a purchaser of such securities may not be able to sell such securities at or above the price at which they were purchased.

Our Common Stock and Non-Voting Common Stock are equity securities and therefore are subordinate to our indebtedness, as well as to our preferred stock.

Our Common Stock and Non-Voting Common Stock are equity interests and do not constitute indebtedness of the Company. Consequently, our Common Stock and Non-Voting Common Stock rank junior to all current and future indebtedness of the Company and other non-equity claims against us with respect to assets available to satisfy claims against us, including in the event of our liquidation or dissolution. We may, and the Bank and our other subsidiaries may also, incur additional indebtedness from time to time and may increase our aggregate level of outstanding indebtedness.

Further, holders of our Common Stock and Non-Voting Common Stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock that may be outstanding from time to time, including our Series T and Series T-ACB Preferred Stock. Our Board of Directors is authorized to cause us to issue additional classes or series of preferred stock without any action on the part of our shareholders. If we issue preferred shares in the future that have a preference over our Common Stock and Non-Voting Common Stock with respect to the payment of dividends or distributions upon liquidation, or if we issue preferred shares with voting rights that dilute the voting power of our Common Stock, then the rights of holders of our Common Stock and Non-Voting Common Stock could be adversely affected. Further, the market price of our Common Stock and, to the extent a trading market exists, the market price of our Non-Voting Common Stock could be adversely affected.

SUMMARY OF THE UNDERLYING TRANSACTIONS

On October 23, 2012, the Company entered into the Securities Purchase Agreement with certain accredited investors and directors and executive officers of the Company (the “Investors”), pursuant to which the Investors purchased an aggregate of 45,000 shares of the Company’s Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock, Series A, no par value (the “Series A Preferred Stock”). The Company received approximately $45.0 million in gross proceeds from the sale of the Series A Preferred Stock.

Pursuant to the Securities Purchase Agreement, each share of Series A Preferred Stock converted into shares of the Common Stock at a conversion price of $2.80 per share. Accordingly, the conversion of the Series A Preferred Stock resulted in the issuance of 16,071,302 shares of our Common Stock.

Contemporaneously with the execution of the Securities Purchase Agreement, the Company entered into the Share Exchange Agreement with certain holders (the “Preferred Shareholders”) of the Series T and T-ACB Preferred Stock. Pursuant to the Share Exchange Agreement, the Preferred Shareholders exchanged 11,565 shares of the Series T Preferred Stock and 9,342 shares of the Series T-ACB Preferred Stock for 5,128,389 shares of the Common Stock and 1,965,000 shares of the Non-Voting Common Stock.

Pursuant to the terms of the Securities Purchase Agreement and the Share Exchange Agreement, the Investors and the Preferred Shareholders also entered into respective Registration Rights Agreements with the Company. Pursuant to the Registration Rights Agreements, we are registering the following: (1) the 22,486,125 shares of Common Stock consisting of (i) 16,071,302 shares issued pursuant to the Securities Purchase Agreement; (ii) 4,449,823 shares issued pursuant to the Share Exchange Agreement; and (iii) 1,965,000 shares issuable upon conversion of the Non-Voting Common Stock; and (2) the 1,965,000 shares of Non-Voting Common Stock issued in exchange for certain of the Series T and Series T-ACB Preferred Stock pursuant to the terms of the Share Exchange Agreement.

Under the Registration Rights Agreement entered into with the Investors, the Company has agreed to file with the SEC, within 30 days following the closing of the 2012 Transaction, a registration statement covering the resale of the shares of Common Stock. Under the Registration Rights Agreement entered into with the Preferred Shareholders, the Company has agreed to file with the SEC, within 30 days following the closing of the 2012 Transaction, a registration statement covering the resale of the Common Stock, the Non-Voting Common Stock, and the shares of Common Stock issuable upon conversion of the Non-Voting Common Stock.

The Company will be required to make certain payments as liquidated damages under the Registration Rights Agreements to the Investors and the Preferred Shareholders in certain circumstances if the registration statement is not (i) filed with the SEC within specific time periods, (ii) declared effective by the SEC within specified time periods or (iii) available (with certain limited exceptions) after having been declared effective.

USE OF PROCEEDS

All Securities sold pursuant to this prospectus will be offered and sold by the Selling Securityholders. We will not receive any of the proceeds from such sales. The Company intends to use the proceeds from the PIPE Offering to further improve its balance sheet and accelerate the disposition of approximately $67.0 million in classified assets composed of $16.5 million in other real estate owned and $50.0 million in classified loans. The Company anticipates the after-tax charges associated with this asset sale to be in the range of $26.0 million to $30.0 million in the aggregate. The assets will be marked in the fourth quarter of 2012, and the sale process is anticipated to be substantially complete by the end of the first quarter of 2013.

DIVIDEND POLICY

The ability of our Board to declare and pay dividends on our stock is subject to the terms of applicable North Carolina law and banking regulations. Our principal source of income is dividends that are declared and paid by the Bank on its capital stock. Therefore, our ability to pay dividends is dependent upon the receipt of dividends from the Bank. North Carolina banking law requires that cash dividends be paid out of retained earnings and prohibits the payment of cash dividends if payment of the dividend would cause the Bank’s surplus to be less than 50% of its paid-in capital. In addition, the Bank is currently prohibited from paying dividends to the Company without prior approval from the FDIC and the North Carolina Banking Commissioner.

Under federal banking law, no cash dividend may be paid if the Bank is undercapitalized or insolvent or if payment of the cash dividend would render the bank undercapitalized or insolvent, and no cash dividend may be paid by the Bank if it is in default of any deposit insurance assessment due to the FDIC. In addition, the Board of Governors of the Federal Reserve System (the “Federal Reserve”) generally prohibits bank holding companies from paying cash dividends except out of operating earnings, provided that the prospective rate of earnings retention appears consistent with the bank holding company’s capital needs, asset quality and overall financial condition. As a North Carolina corporation, our payment of cash dividends is subject to the restrictions under North Carolina law on the declaration of cash dividends. Under such provisions, cash dividends may not be paid if a corporation will not be able to pay its debts as they become due in the usual course of business after paying such a cash dividend or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain liquidation preferential rights.

The Bank is currently prohibited from paying dividends to the Company without prior approval from the FDIC and the North Carolina Banking Commissioner. In addition, the Company is currently prohibited from paying any dividends, common or preferred, without the prior approval of the Federal Reserve Bank of Richmond. There can be no assurances such approvals would be granted or with regard to how long these restrictions will remain in place. In the future, any declaration and payment of cash dividends will be subject to the Board’s evaluation of the Company’s operating results, financial condition, future growth plans, general business and economic conditions, and tax and other relevant considerations. The payment of cash dividends by the Company in the future will also be subject to certain other legal and regulatory limitations (including the requirement that the Company’s capital be maintained at certain minimum levels) and ongoing review by the Company’s banking regulators. As long as shares of our Series T and Series T-ACB Preferred Stock are outstanding, no dividends may be paid on our Common Stock unless all dividends on the Series T and Series T-ACB Preferred Stock have been paid in full. Also, we may not pay dividends on our capital stock if we are in default or have elected to defer payments of interest under our junior subordinated debentures.

There is no assurance that, in the future, the Company will have funds available to pay cash dividends, or, even if funds are available, that it will pay dividends in any particular amount or at any particular times, or that it will pay dividends at all.

DESCRIPTION OF CAPITAL STOCK

The following is a brief description of the terms of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the North Carolina Business Corporation Act (“NCBCA”), federal law, our Articles of Incorporation, and our Bylaws. Copies of our Articles of Incorporation and Bylaws have been filed with the SEC and are also available upon request from us.

The authorized capital stock of Yadkin Valley consists of 100,000,000 shares of common stock, $1.00 par value, 5,000,000 of which are designated as Non-Voting Common Stock, and 1,000,000 shares of preferred stock, no par value. As of December 26, 2012, there were 41,176,697 shares of our Common Stock outstanding, 24,435 shares of Series T Preferred Stock outstanding, and 3,970 shares of Series T-ACB Preferred Stock outstanding.

Common Stock

The Company’s Articles of Incorporation currently authorize the issuance of up to 100,000,000 shares of voting common stock, of which 41,176,697 shares were outstanding as of December 26, 2012. Our common stock consists of two classes, of which 95,000,000 shares are designated as voting common stock, $1.00 par value (also referred to herein as the “Common Stock”), and 5,000,000 shares are designated as non-voting common stock, $1.00 par value (referred to herein as “Non-Voting Common Stock”). As of December 26, 2012, there were 41,176,697 shares of Common Stock issued and outstanding, held of record by approximately 5,900 shareholders. In addition, as of December 26, 2012, (i) 296,466 shares of our Common Stock were reserved for issuance upon exercise of outstanding stock options that were exercisable on that date (or within 60 days of that date), (ii) 659,524 shares of our Common Stock are reserved for issuance upon exercise of the warrant by the U.S. Department of the Treasury, and (iii) 1,965,000 shares of our Common Stock are reserved for conversion of Non-Voting Common Stock.

Our Common Stock is listed for quotation on the NASDAQ Global Select Market under the symbol “YAVY.” Our Non-Voting Common Stock will not be listed on any exchange, and we do not intend to list our Non-Voting Common Stock on any exchange. Outstanding shares of our Common Stock and Non-voting Common Stock are validly issued, fully paid, and non-assessable. Except for voting privileges, Non-Voting Common Stock carries the same rights and privileges as Common Stock (including in respect of dividends and in respect of distributions upon our dissolution, liquidation or winding up) and will be treated the same as Common Stock (including in any merger, consolidation, share exchange or other similar transaction).

Voting Common Stock

Preemptive Rights; Redemption Rights; Terms of Conversion; Sinking Fund and Redemption Provision

Our Common Stock does not have preemptive rights, redemption rights, conversion rights, sinking fund, or redemption provisions.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, unless such matter relates solely to the terms of one or more classes of preferred stock, in which case holders of common stock will only be permitted to vote as required by law. Shareholders are not entitled to cumulate their votes for the election of directors. Directors are elected by a plurality of the votes cast. At all times that the number of directors is less than nine, each director is elected to a term ending as of the next succeeding annual meeting or until his or her earlier death, resignation, retirement, removal or disqualification or until his or her successor is elected and qualified. Otherwise, at all times that the number of directors is nine or more, the Articles of Incorporation and Bylaws provide that the Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible, and directors in each class are to serve three-year terms in office.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities, including but not limited to our outstanding subordinated debentures, and the liquidation preference of any then outstanding preferred stock. Because we are a bank holding company, our rights and the rights of our creditors and shareholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of our subsidiary’s creditors, except to the extent that we may be a creditor with recognized claims against our subsidiary.

Dividend Rights

Holders of our Common Stock are entitled to receive ratably such dividends as may be declared by our Board of Directors out of legally available funds. The ability of our Board of Directors to declare and pay dividends on our common stock is subject to the terms of applicable North Carolina law, banking regulations and the terms of our Series T and Series T-ACB Preferred Stock as described in “Dividend Policy” and our periodic reports. Our principal source of income is dividends that are declared and paid by the Bank on its capital stock. Therefore, our ability to pay dividends is dependent upon the receipt of dividends from the Bank. North Carolina commercial banks, such as the Bank, are subject to legal limitations on the amounts of dividends they are permitted to pay. The Bank may pay dividends from undivided profits, which are determined by deducting and charging certain items against actual profits, including any contributions to surplus required by North Carolina law. Also, an insured depository institution, such as the Bank, is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in the applicable law and regulations. Also, we may not pay dividends on our capital stock if we are in default or have elected to defer payments of interest under our junior subordinated debentures. The Bank is currently prohibited from paying dividends to the Company without prior approval from the FDIC and the North Carolina Banking Commissioner. In addition, the Company is currently prohibited from paying any dividends, common or preferred, without the prior approval of the Federal Reserve Bank of Richmond. There can be no assurances such approvals would be granted or with regard to how long these restrictions will remain in place. In the future, any declaration and payment of cash dividends will be subject to the Board’s evaluation of the Company’s operating results, financial condition, future growth plans, general business and economic conditions, and tax and other relevant considerations. The payment of cash dividends by the Company in the future will also be subject to certain other legal and regulatory limitations (including the requirement that the Company’s capital be maintained at certain minimum levels) and ongoing review by the Company’s banking regulators.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company, Cranford, New Jersey.

Restrictions on Ownership

The Bank Holding Company Act of 1956, or “BHCA,” requires any “bank holding company,” as defined in the BHCA, to obtain the approval of the Federal Reserve Board before acquiring 5% or more of our common stock. Any person, other than a bank holding company, is required to obtain the approval of the Federal Reserve before acquiring 10% or more of our common stock under the Change in Bank Control Act. Any holder of 25% or more of our common stock, a holder of 33% or more of our total equity or a holder of 5% or more of our common stock if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the BHCA.

Non-Voting Common Stock

Preemptive Rights; Redemption Rights; Terms of Conversion; Sinking Fund and Redemption Provision

Our Non-Voting Common Stock does not have preemptive rights, redemption rights, sinking fund, or redemption provisions but does possess conversion rights. Any holder of Non-Voting Common Stock may convert any number of shares of Non-Voting Common Stock into an equal number of shares of Voting Common Stock at the option of the holder; provided, however, that each share of Non-Voting Common Stock is not convertible at the election of the initial holder or any affiliate thereof and may only be converted in connection with or after a transfer to a third party unaffiliated with such initial holder. The Non-Voting Common Stock may only be transferred through one or more of the following alternatives: (i) to an affiliate of the holder or to us; (ii) in a widely distributed public offering of common stock; (iii) in a transfer that is part of a private placement of common stock in which no one transferee (or group of associated transferees) acquires the rights to purchase in excess of 2% of our voting securities then outstanding (including pursuant to a related series of transfers); (iv) in a transfer of common stock to an underwriter for the purpose of conducting a widely distributed public offering; or (v) a transaction approved by the Federal Reserve or, if the Federal Reserve is not the relevant regulatory authority, any other regulatory authority with the relevant jurisdiction.

Voting Rights

The holders of Non-Voting Common Stock do not have any voting power and are not entitled to vote on any matter except as otherwise required by law.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, holders of Non-Voting Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities, including but not limited to our outstanding subordinated debentures, and the liquidation preference of any then outstanding preferred stock. Because we are a bank holding company, our rights and the rights of our creditors and shareholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of our subsidiary’s creditors, except to the extent that we may be a creditor with recognized claims against our subsidiary.

Dividend Rights

Holders of our Non-Voting Common Stock are entitled to receive ratably such dividends as may be declared by our Board of Directors out of legally available funds. The ability of our Board of Directors to declare and pay dividends on our Non-Voting Common Stock is subject to the terms of applicable North Carolina law, banking regulations and our Series T and Series T-ACB Preferred Stock as described in “Dividend Policy” and our periodic reports. Our principal source of income is dividends that are declared and paid by the Bank on its capital stock. Therefore, our ability to pay dividends is dependent upon the receipt of dividends from the Bank. North Carolina commercial banks, such as the Bank, are subject to legal limitations on the amounts of dividends they are permitted to pay. The Bank may pay dividends from undivided profits, which are determined by deducting and charging certain items against actual profits, including any contributions to surplus required by North Carolina law. Also, an insured depository institution, such as the Bank, is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in the applicable law and regulations. Also, we may not pay dividends on our capital stock if we are in default or have elected to defer payments of interest under our junior subordinated debentures. The Bank is currently prohibited from paying dividends to the Company without prior approval from the FDIC and the North Carolina Banking Commissioner. In addition, the Company is currently prohibited from paying any dividends, common or preferred, without the prior approval of the Federal Reserve Bank of Richmond. There can be no assurances such approvals would be granted or with regard to how long these restrictions will remain in place. In the future, any declaration and payment of cash dividends will be subject to the Board’s evaluation of the Company’s operating results, financial condition, future growth plans, general business and economic conditions, tax, and other relevant considerations. The payment of cash dividends by the Company in the future will also be subject to certain other legal and regulatory limitations (including the requirement that the Company’s capital be maintained at certain minimum levels) and ongoing review by the Company’s banking regulators.

Transfer Agent and Registrar

The transfer agent and registrar for our Non-Voting Common Stock is Registrar and Transfer Company, Cranford, New Jersey.

Restrictions on Ownership

Any holder of 33% or more of our total equity (including Non-Voting Common Stock) or a holder of our Non-Voting Common Stock if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the BHCA.

Preferred Stock

Series T and T-ACB Preferred Stock

This section summarizes the terms of the Series T and T-ACB Preferred Stock. The Series T and T-ACB Preferred Stock rank equally and have identical terms.

The Series T and T-ACB Preferred Stock have no maturity date. We issued the Series T Preferred Shares to the U.S. Department of the Treasury (the “Treasury”) on January 16, 2009 for an aggregate purchase price of $36.0 million and the Series T-ACB Preferred Shares to the Treasury on July 24, 2009 for an aggregate purchase price of $13.3 million. The Series T and T-ACB Preferred Stock were issued in connection with the Capital Purchase Program in a private placement exempt from the registration requirements of the Securities Act. The Series T and T-ACB Preferred Stock qualify as Tier 1 capital for regulatory purposes. The Series T and T-ACB Preferred Stock were sold by Treasury to unaffiliated third parties on September 18, 2012 in a Dutch public auction process. Pursuant to the Share Exchange Agreement, 20,907 shares of the Series T and T-ACB Preferred Stock were exchanged for 5,128,389 shares of Common Stock and 1,965,000 shares of Non-Voting Common Stock. 28,405 shares of Series T and T-ACB Preferred Stock remain outstanding.

Dividends

Rate. Dividends on the Series T and T-ACB Preferred Stock are payable quarterly in arrears, when, as and if authorized and declared by our board of directors out of legally available funds, on a cumulative basis on the $1,000 per share liquidation preference plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of (i) 5% per annum, from the original issuance date to but excluding the first day of the first dividend period commencing on or after the fifth anniversary of the original issuance date (i.e., for the Series T Preferred Stock, 5% per annum from February 15, 2009 to but excluding February 15, 2014 and for the Series T-ACB Preferred Stock, 5% per annum from August 15, 2009 to but excluding August 15, 2014), and (ii) 9% per annum, from and after the first day of the first dividend period commencing on or after the fifth anniversary of the original issuance date (i.e., for the Series T-Preferred Stock, 9% per annum on and after February 15, 2014 and for the Series T-ACB Preferred Stock, 9% per annum on or after August 15, 2014). Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year. As of the date of this prospectus, we have paid in full all of our quarterly dividend obligations on the Series T and T-ACB Preferred Stock. We must obtain regulatory approval prior to paying future dividends on the Series T and T-ACB Preferred Stock. Each dividend will be payable to holders of record as they appear on our stock register on the applicable record date, which will be the 15th calendar day immediately preceding the related dividend payment date (whether or not a business day), or such other record date determined by our board of directors that is not more than 60 nor less than ten days prior to the related dividend payment date. Each period from and including a dividend payment date (or the date of the issuance of the Series T and T-ACB Preferred Stock) to but excluding the following dividend payment date is referred to as a “dividend period.” Dividends payable for each dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. If a scheduled dividend payment date falls on a day that is not a business day, the dividend will be paid on the next business day as if it were paid on the scheduled dividend payment date, and no interest or other additional amount will accrue on the dividend. The term “business day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

Dividends on the Series T and T-ACB Preferred Stock are cumulative. If for any reason our Board of Directors does not declare a dividend on the Series T and T-ACB Preferred Stock for a particular dividend period, or if the Board of Directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

We are not obligated to pay holders of the Series T and T-ACB Preferred Stock any dividend in excess of the dividends on the Series T and T-ACB Preferred Stock that are payable as described above. There is no sinking fund with respect to dividends on the Series T and T-ACB Preferred Stock.

Priority of Dividends. So long as any of the Series T and T-ACB Preferred Stock remain outstanding, we may not declare or pay a dividend or other distribution on our Common Stock or any other shares of Junior Stock (other than dividends payable solely in Common Stock) or Parity Stock (other than dividends paid on a pro rata basis with the Series T and T-ACB Preferred Stock), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of Common Stock, Junior Stock or Parity Stock unless all accrued and unpaid dividends on the Series T and T-ACB Preferred Stock for all past dividend periods are paid in full.

“Junior Stock” means our common stock and any other class or series of our stock the terms of which expressly provide that it ranks junior to the Series T and T-ACB Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company. We currently have no outstanding class or series of stock constituting Junior Stock other than our Common Stock. Upon receipt of Shareholder Approvals and completion of the Exchange, we will have 1,965,000 shares of Non-Voting Common Stock outstanding.

“Parity Stock” means any class or series of our stock, other than the Series T and T-ACB Preferred Stock, the terms of which do not expressly provide that such class or series will rank senior or junior to the Series T and T-ACB Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company, in each case without regard to whether dividends accrue cumulatively or non-cumulatively. The Series T Preferred Shares and Series T-ACB Preferred Shares are considered Parity Stock as to each other.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, holders of the Series T and T-ACB Preferred Stock will be entitled to receive for each share of the Series T and T-ACB Preferred Stock, out of the assets of the Company or proceeds available for distribution to our shareholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock and any other class or series of our stock ranking junior to the Series T and T-ACB Preferred Stock, payment of an amount equal to the sum of (i) the $1,000 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the Series T and T-ACB Preferred Stock (including dividends accrued on any unpaid dividends). To the extent the assets or proceeds available for distribution to shareholders are not sufficient to fully pay the liquidation payments owing to the holders of the Series T and T-ACB Preferred Stock and the holders of any other class or series of our stock ranking equally with the Series T and T-ACB Preferred Stock, the holders of the Series T and T-ACB Preferred Stock and such other stock will share ratably in the distribution.

For purposes of the liquidation rights of the Series T and T-ACB Preferred Stock, neither a merger or consolidation of the Company with another entity, including a merger or consolidation in which the holders of the Series T and T-ACB Preferred Stock receive cash, securities or other property for their shares, nor a sale, lease or exchange of all or substantially all of the Company’s assets will constitute a liquidation, dissolution or winding up of the affairs of the Company.

Redemptions and Repurchases

We may redeem the Series T and T-ACB Preferred Stock, at any time, in whole or in part, at our option, subject to prior approval by the appropriate federal banking agency, for a redemption price equal to 100% of the liquidation preference amount per Series T and T-ACB Preferred Stock plus any accrued and unpaid dividends to but excluding the date of redemption (including dividends accrued on any unpaid dividends), provided that any declared but unpaid dividend payable on a redemption date that occurs subsequent to the record date for the dividend will be payable to the holder of record of the redeemed shares on the dividend record date.

To exercise the redemption right described above, we must give notice of the redemption to the holders of record of the Series T and T-ACB Preferred Stock by first class mail, not less than 30 days and not more than 60 days before the date of redemption. Each notice of redemption given to a holder of Series T and T-ACB Preferred Stock must state: (i) the redemption date; (ii) the number of Series T and T-ACB Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; and (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price. In the case of a partial redemption of the Series T and T-ACB Preferred Stock, the shares to be redeemed will be selected either pro rata or in such other manner as our Board of Directors determines to be fair and equitable.

Series T and Series T-ACB Preferred Stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the Series T and T-ACB Preferred Stock.

No Conversion Rights

Holders of the Series T and T-ACB Preferred Stock have no right to exchange or convert their shares into common stock or any other securities.

Voting Rights

The holders of the Series T and T-ACB Preferred Stock do not have voting rights other than those described below, except to the extent specifically required by North Carolina law.

If we do not pay dividends on the Series T and T-ACB Preferred Stock for six or more quarterly dividend periods, whether or not consecutive, the authorized number of directors of the Company will automatically increase by two and the holders of the Series T and T-ACB Preferred Stock will have the right, with the holders of shares of any other classes or series of Voting Parity Stock outstanding at the time, voting together as a single class, to elect two directors (the “Preferred Directors”) to fill such newly created directorships at our next annual meeting of shareholders (or at a special meeting called for that purpose prior to the next annual meeting) and at each subsequent annual meeting of shareholders until all accrued and unpaid dividends (including dividends accrued on any unpaid dividends) for all past dividend periods on all outstanding Preferred Shares have been paid in full at which time this right will terminate with respect to the Series T and T-ACB Preferred Stock, subject to revesting in the event of each and every subsequent default by us in the payment of dividends on the Series T and T-ACB Preferred Stock. There is no limit on the number of nominations and a plurality of eligible votes would determine the election of the two new directors.

Our bylaws do not specify a process for nominating candidates to fill Preferred Director positions. Unless a nominating process for such directors is adopted, nominations would be made by holders of the Series T and T-ACB Preferred Stock and any voting party stock at the meeting at which the Preferred Directors are elected. Our board of directors may, prior to any meeting at which such Preferred Directors would be elected, adopt a process for the nomination of such candidates in advance of such meeting.

No person may be elected as a Preferred Director who would cause us to violate any corporate governance requirements of any securities exchange or other trading facility on which our securities may then be listed or traded that listed or traded companies must have a majority of independent directors. Upon any termination of the right of the holders of the Series T and T-ACB Preferred Stock and Voting Parity Stock as a class to vote for directors as described above, the Preferred Directors will cease to be qualified as directors, the terms of office of all Preferred Directors then in office will terminate immediately and the authorized number of directors will be reduced by the number of Preferred Directors which had been elected by the holders of the Series T and T-ACB Preferred Stock and the Voting Parity Stock. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created by such a removal may be filled, only by the affirmative vote of the holders of a majority of the outstanding Preferred Shares voting separately as a class, together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office, the remaining Preferred Director may choose a successor who will hold office for the unexpired term of the office in which the vacancy occurred.

The term “Voting Parity Stock” means with regard to any matter as to which the holders of the Series T and T-ACB Preferred Stock are entitled to vote, any series of Parity Stock (as defined under “—Dividends-Priority of Dividends” above) upon which voting rights similar to those of the Series T and T-ACB Preferred Stock have been conferred and are exercisable with respect to such matter. Other than the Series T and T-ACB Preferred Stock, which are considered Parity Stock as to each other, we currently have no outstanding class or series of stock constituting Parity Stock.

Although the Company does not believe the Series T and T-ACB Preferred Stock are considered “voting securities” currently, if they were to become voting securities for the purposes of the BHCA, whether because the Company has missed six dividend payments and holders of the Series T and T-ACB Preferred Stock have the right to elect directors as a result, or for other reasons, a holder of 25% of more of the Series T and T-ACB Preferred Stock, or a holder of a lesser percentage of our Preferred Shares that is deemed to exercise a “controlling influence” over us, may become subject to regulation under the BHCA. In addition, if the Series T and T-ACB Preferred Stock become “voting securities”, then (a) any bank holding company or foreign bank that is subject to the BHCA may need approval to acquire or retain more than 5% of the then outstanding Series T and T-ACB Preferred Stock, and (b) any holder (or group of holders acting in concert) may need regulatory approval to acquire or retain 10% or more of the Series T and T-ACB Preferred Stock. A holder or group of holders may also be deemed to control us if they own one-third or more of our total equity, both voting and non-voting, aggregating all shares held by the investor across all classes of stock. Holders of the Series T and T-ACB Preferred Stock should consult their own counsel with regard to regulatory implications.

In addition to any other vote or consent required by North Carolina law or by our Articles of Incorporation, the vote or consent of the holders of at least 66-2/3% of the outstanding Series T and T-ACB Preferred Stock, voting as a separate class, is required in order to do the following:

•

amend or alter our Articles of Incorporation or the Articles of Amendment for the Series T and T-ACB Preferred Stock to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of our capital stock ranking senior to the Series T and T-ACB Preferred Stock with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Company; or

•

amend, alter or repeal any provision of our Articles of Incorporation or the Articles of Amendment for the Series T and T-ACB Preferred Stock in a manner that adversely affects the rights, preferences, privileges, or voting powers of the Series T and T-ACB Preferred Stock; or

•

consummate a binding share exchange or reclassification involving the Series T and T-ACB Preferred Stock or a merger or consolidation of the Company with another entity, unless (i) the Series T and T-ACB Preferred Stock remain outstanding or, in the case of a merger or consolidation in which the Company is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the Series T and T-ACB Preferred Stock remaining outstanding or such preference securities, have such rights, preferences, privileges, voting powers, limitations and restrictions, taken as a whole, as are not materially less favorable than the rights, preferences, privileges, voting powers, limitations and restrictions of the Series T and T-ACB Preferred Stock immediately prior to consummation of the transaction, taken as a whole;

provided, however, that (1) any increase in the amount of our authorized shares of preferred stock, including authorized Series T and T-ACB Preferred Stock necessary to satisfy preemptive or similar rights granted by us to other persons prior to the date of the issuance of the Series T and T-ACB Preferred Stock, and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Series T and T-ACB Preferred Stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Series T and T-ACB Preferred Stock and will not require the vote or consent of the holders of the Series T and T-ACB Preferred Stock.

To the extent holders of the Series T and T-ACB Preferred Stock are entitled to vote, holders of Series T and T-ACB Preferred Stock will be entitled to one vote for each share then held.

The voting provisions described above will not apply if, at or prior to the time when the vote or consent of the holders of the Series T and T-ACB Preferred Stock would otherwise be required, all outstanding Series T and T-ACB Preferred Stock have been redeemed by us or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series T and T-ACB Preferred Stock to effect the redemption.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company, Cranford, New Jersey.

SELLING SECURITYHOLDERS

When we refer to the “Selling Securityholders” in this prospectus we mean the persons listed in the table below. The Selling Securityholders may from time to time offer and sell any or all of the Securities set forth below pursuant to this prospectus. We do not know when or in what amounts the Selling Securityholders may offer Securities for sale. It is possible that the Selling Securityholders will not sell any or all of the shares offered under this prospectus.

The Selling Securityholders acquired the Securities covered by this prospectus pursuant to the Securities Purchase Agreement and Share Exchange Agreement. The Selling Securityholders may, at any time and from time to time, offer and sell pursuant to this prospectus any or all of the Securities in any type of transaction as more fully described in “—Plan of Distribution.”

Other than with respect to the acquisition of the Securities from us and as noted below, none of the Selling Securityholders has, or within the past three years has had, any position, office, or other material relationship with us. The following Selling Securityholders held positions as officers and/or directors of the Company and the Bank as follows: Laura Blalock (Director of Human Resources), Nolan G. Brown (Director), Harry M. Davis (Director), Bob Doby (Chief Risk Officer), W. Mark DeMarcus (Chief Operating Officer), Thomas J. Hall (Director), James A. Harrell, Jr. (Director), Larry S. Helms (Director), Dan W. Hill, III (Director), Jan H. Hollar (Chief Financial Officer), James L. Poindexter (Director), Lisa Rogers (Director of the Mortgage Division), Edwin H. Shuford (Chief Credit Officer), Alison J. Smith (Director), Harry C. Spell (Director), Joseph H. Towell (President and Chief Executive Officer).

As mentioned in “—Plan of Distribution,” in offering the Securities covered by this prospectus, the Selling Securityholders (and any brokers, dealers or agents that participate in the distribution of Securities) may be deemed to be “underwriters” within the meaning of the Securities Act.

Securities Covered by this Prospectus Held by Selling Securityholders

The following table sets forth a list of the Selling Securityholders and their ownership of Securities to be offered pursuant to this prospectus. All percentages are based on the (i) 41,176,697 shares of Common Stock that were outstanding as of December 26, 2012 and (ii) the 1,965,000 shares of Common Stock issuable upon conversion of the Non-Voting Common Stock.

We do not know when or in what amounts the Selling Securityholders may offer Securities for sale. It is possible that the Selling Securityholders will not sell any or all of the Securities offered under this prospectus. Because the Selling Securityholders may offer all or some of the Securities pursuant to this prospectus, and because we have been advised that there are currently no agreements, arrangements or understandings with respect to the sale of any such Securities, we cannot estimate the number of Securities that will be held by the Selling Securityholders after completion of the offering. For purposes of the table below, we have assumed that Selling Securityholders would sell all of the Securities held by them and therefore would hold no Securities following the offering and hold zero percentage of the Securities following the offering, other than shares of Common Stock that certain Selling Securityholders informed us they acquired independently of the 2012 Transaction and are not including for resale in this offering. Except as stated in the footnotes, each Selling Securityholder has requested that their full allotment of Securities be registered for resale in this offering.

The information set forth below is based on information provided by the Selling Securityholders.

Name of Selling Securityholder	Shares of Common Stock owned pre- offering(1)	Shares of Non- Voting Common Stock owned pre- offering	Maximum shares of Common Stock to be offered	Maximum shares of Non- Voting Common Stock to be offered	Shares of Common Stock owned post- offering(2)	Shares of Non-Voting Common Stock owned post- offering(2)	Percentage of Outstanding Common Stock owned post- offering(3)
Banc Fund VI L.P. (4)	178,570	-----	178,570	-----	-----	-----	-----
Banc Fund VII L.P. (4)	525,556	-----	446,425	-----	79,131	-----	0.18%
Banc Fund VIII L.P. (4)	1,342,275	-----	1,339,275	-----	3,000	-----	0.01%
Stieven Financial Investors, L.P. (5)	1,691,415	-----	1,691,415	-----	-----	-----	-----
Stieven Financial Offshore Investors, Ltd. (5)	344,283	-----	344,283	-----	-----	----	-----
John Hancock Regional Bank Fund (6)	960,707	-----	960,707	-----	-----	-----	-----
John Hancock Financial Industries (6)	437,854	-----	437,854	-----	-----	-----	-----
John Hancock Bank & Thrift Opportunity Fund (6)	565,710	-----	565,710	-----	-----	-----	-----
Basswood Opportunity Partners, L.P. (7)	887,136	-----	887,136	-----	-----	-----	-----
Basswood Opportunity Fund, Inc. (7)	491,782	-----	491,782	-----	-----	-----	-----

Name of Selling Securityholder	Shares of Common Stock owned pre- offering(1)	Shares of Non- Voting Common Stock owned pre- offering	Maximum shares of Common Stock to be offered	Maximum shares of Non- Voting Common Stock to be offered	Shares of Common Stock owned post- offering(2)	Shares of Non-Voting Common Stock owned post- offering(2)	Percentage of Outstanding Common Stock owned post- offering(3)
Basswood Financial Fund, L.P. (7)	323,926	-----	323,926	-----	-----	-----	-----
Basswood Financial Enhanced Fund, L.P. (7)	11,428	-----	11,428	-----	-----	-----	-----
Ithan Creek Investors II USB, LLC (8)	553,873	213,922	553,873	213,922	10,550	-----	0.02%
Ithan Creek Investors USB, LLC (8)	2,270,444	877,305	2,270,444	877,305	34,720	-----	0.08%
MHC Mutual Conversion Fund, L.P. (9)	1,249,990	-----	1,249,990	-----	-----	-----	-----
Hutchin Hill Capital Primary Fund, Ltd. (10)	1,071,420	-----	1,071,420	-----	-----	-----	-----
MFP Partners, L.P. (11)	1,071,420	-----	1,071,420	-----	-----	-----	-----
8267561 Canada, Inc. (12)	21,428	-----	21,428	-----	-----	-----	-----
HHMI VII, LLC (12)	49,285	-----	49,285	-----	-----	-----	-----
EJF Debt Opportunities Master Fund II, LP (12)	316,783	-----	316,783	-----	-----	-----	-----
EJF Debt Opportunities Master Fund, LP (12)	260,355	-----	260,355	-----	-----	-----	-----
EJF Financial Services Fund, LP (12)	276,784	-----	276,784	-----	-----	-----	-----

Name of Selling Securityholder	Shares of Common Stock owned pre- offering(1)	Shares of Non- Voting Common Stock owned pre- offering	Maximum shares of Common Stock to be offered	Maximum shares of Non- Voting Common Stock to be offered	Shares of Common Stock owned post- offering(2)	Shares of Non-Voting Common Stock owned post- offering(2)	Percentage of Outstanding Common Stock owned post- offering(3)
LaM Financial Holdings, Ltd. L.L.L.P. (12)	3,929	-----	3,929	-----	-----	-----	-----
FJ Capital Long Short Equity Fund, LLC (13)	714,280	-----	714,280	-----	-----	-----	-----
Burnham Financial Services Fund (14)	535,710	-----	535,710	-----	-----	-----	-----
Moors and Mendon Master Fund LP (14)	535,710	-----	535,710	-----	-----	-----	-----
Endeavour Capital Partners LP (15)	248,569	-----	248,569	-----	-----	-----	-----
Endeavour Capital Offshore Fund Ltd. (15)	215,713	-----	215,713	-----	-----	-----	-----
Hot Creek Investors, L.P. (16)	388,315	-----	368,211	-----	20,104	-----	0.05%
Bay Pond Partners, L.P. (8)	609,999	435,332	609,999	435,332	-----	-----	-----
Bay Pond Investors, USB, LLC (8)	368,652	263,093	368,652	263,093	-----	-----	-----
Wolf Creek Partners, L.P. (8)	131,661	93,962	131,661	93,962	-----	-----	-----
Wolf Creek Investors USB, LLC (8)	114,040	81,386	114,040	81,386	-----	-----	-----
Malta Partners, L.P. (17)	21,714	-----	21,714	-----	-----	-----	-----
Malta Hedge Fund, L.P. (17)	106,874	-----	106,874	-----	-----	-----	-----

Name of Selling Securityholder	Shares of Common Stock owned pre- offering(1)	Shares of Non- Voting Common Stock owned pre- offering	Maximum shares of Common Stock to be offered	Maximum shares of Non- Voting Common Stock to be offered	Shares of Common Stock owned post- offering(2)	Shares of Non-Voting Common Stock owned post- offering(2)	Percentage of Outstanding Common Stock owned post- offering(3)
Malta Hedge Fund II, L.P. (17)	628,692	-----	628,692	-----	-----	-----	-----
Malta Offshore, Ltd. (17)	236,480	-----	236,480	-----	-----	-----	-----
Malta MLC Fund, L.P. (17)	221,891	-----	221,891	-----	-----	-----	-----
Malta MLC Offshore, Ltd. (17)	43,428	-----	43,428	-----	-----	-----	-----
Malta Titan Fund, L.P. (17)	332,497	-----	332,497	-----	-----	-----	-----
SOAM Phoenix Partners, L.P. (17)	104,839	-----	104,839	-----	-----	-----	-----
Nolan G. Brown (18)	269,127	-----	26,786	-----	242,341	-----	0.56%
Harry M. Davis (18)	45,774	-----	5,357	-----	40,417	-----	0.09%
W. Mark DeMarcus (19)	134,247	-----	5,357	-----	128,890	-----	0.30%
Thomas J. Hall (18)	55,995	-----	5,357	-----	50,638	-----	0.12%
James A. Harrell, Jr. (18)	83,796	-----	3,571	-----	80,225	-----	0.19%
Larry S. Helms (18)	28,881	-----	1,071	-----	27,810	-----	0.06%
Dan W. Hill, III (18)	163,411	-----	21,428	-----	141,983	-----	0.33%
Jan H. Hollar (20)	141,959	-----	16,071	-----	125,888	-----	0.29%
Edwin H. Shuford (21)	55,958	-----	1,071	-----	54,887	-----	0.13%
Alison J. Smith (18)	114,699	-----	17,857	-----	96,842	-----	0.22%

Name of Selling Securityholder	Shares of Common Stock owned pre- offering(1)	Shares of Non- Voting Common Stock owned pre- offering	Maximum shares of Common Stock to be offered	Maximum shares of Non- Voting Common Stock to be offered	Shares of Common Stock owned post- offering(2)	Shares of Non-Voting Common Stock owned post- offering(2)	Percentage of Outstanding Common Stock owned post- offering(3)
James N.Smoak (18)	220,536	-----	16,071	-----	204,465	-----	0.47%
Harry C. Spell (18)	378,770	-----	41,071	-----	337,699	-----	0.78%
Bob Doby (24)	14,523	-----	5,357	-----	9,166	-----	0.02%
J. Rick Patterson (23)	77,301	-----	5,357	-----	69,611	-----	0.16%
Laura Blalock (24)	52,482	-----	3,571	-----	48,911	-----	0.11%
Lisa Rogers (25)	32,581	-----	1,071	-----	29,722	-----	0.07%
Joseph H. Towell (26)	356,897	-----	26,786	-----	330,111	-----	0.76%

(1)	Includes shares of Common Stock owned prior to the PIPE Offering.

(2)	Assumes that each Selling Securityholder will sell all shares offered by it under this prospectus and will not sell shares owned prior to the PIPE Offering, which are not being offered pursuant to this prospectus.

(3)	This number represents the percentage of Common Stock to be owned by each Selling Securityholder after completion of the offering.

(4)	The general partner of Banc Fund VI L.P. is MidBanc VI L.P., the general partner of Banc Fund VII L.P. is MidBanc VII L.P., and the general partner of Banc Fund VIII L.P. is MidBanc VIII L.P. The general partner of MidBanc VI L.P., MidBanc VII L.P., and MidBanc VIII L.P. is The Banc Funds Company, L.L.C. The Banc Funds Company, L.L.C. is controlled by its member, Charles J. Moore. Mr. Moore may be deemed to have voting and investment power over these shares.

(5)	Joseph A. Stieven, Stephen L. Covington and Daniel M. Ellefson, all members of Stieven Capital GP, LLC, the general partner of Stieven Financial Investors, L.P., and managing directors of Stieven Capital Advisors, L.P., the investment manager of Stieven Financial Investors, L.P. and Stieven Financial Offshore Investors, Ltd., share voting and investment power over the shares held by Stieven Financial Investors, L.P. and Stieven Financial Offshore Investors, Ltd., respectively.

(6)	Manulife Asset Management (US) LLC is the investment manager of John Hancock Regional Bank Fund, John Hancock Financial Industries and John Hancock Bank & Thrift Opportunity Fund. Lisa Welch and Susan Curry are the portfolio co-managers of each of John Hancock Bank & Thrift Opportunity Fund, John Hancock Financial Industries and John Hancock Regional Bank Fund and have shared voting and dispositive power over the shares beneficially owned by John Hancock Bank & Thrift Opportunity Fund and John Hancock Regional Bank Fund. Each of John Hancock Regional Bank Fund, John Hancock Financial Industries and John Hancock Bank & Thrift Opportunity Fund has indicated that it may be deemed to be an affiliate of a registered broker-dealer, but it has represented that it acquired its shares in the ordinary course of business and, at the time of the acquisition of the shares, had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

(7)	Basswood Capital Management, L.L.C. (the “Management Company”) is the investment manager or adviser to Basswood Opportunity Partners, L.P., Basswood Opportunity Fund, Inc., Basswood Financial Fund, L.P., Basswood Financial Enhanced Fund, L.P. and Basswood Enhanced Long Short Fund, L.P., (collectively, the “Funds”), and consequently has the authority to vote and to dispose of the securities held by the Funds. Basswood Partners, L.L.C. (“Basswood Partners”), is the general partner of each of Basswood Opportunity Partners, LP, Basswood Financial Fund, LP and Basswood Financial Enhanced Fund, LP and may be deemed to have beneficial ownership of, and share voting and dispositive power over, shares of securities held directly by such Funds. Basswood Enhanced Long Short GP, L.L.C. (“Basswood Long Short GP”) is the general partner of Basswood Enhanced Long Short Fund, L.P. and may be deemed to have beneficial ownership of, and share voting and dispositive power over, shares of securities held directly by such Fund. Matthew Lindenbaum and Bennett Lindenbaum are the managing members of the Management Company, Basswood Partners and Basswood Long Short GP and may be deemed to have beneficial ownership of, and share voting and dispositive power over, shares of securities held directly by the Funds.

(8)	Wellington Management Company, LLP (“Wellington”) is the investment advisor registered under the Investment Advisors Act of 1940, as amended, and, in such capacity may be deemed to have shared voting and dispositive power over the shares held by its client accounts. Each of Ithan Creek Investors II USB, LLC, Ithan Creek Investors USB, LLC, Bay Pond Partners, L.P., Bay Pond Investors, USB, LLC, Wolf Creek Partners, L.P. and Wolf Creek Investors USB, LLC has indicated that it may be deemed to be an affiliate of a registered broker-dealer, but it has represented that it acquired its shares in the ordinary course of business and, at the time of the acquisition of the shares, had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

(9)	Clover Investments, L.L.C. is the general partner of Clover Partners, L.P. which in turn is the general partner of MHC Mutual Conversion Fund, L.P. John Guerry is the principal of Clover Investments, L.L.C. and has voting and dispositive power over the shares held by MHC Mutual Conversion Fund, L.P.

(10)	Hutchin Hill Capital, LP, the investment manager of Hutchin Hill Capital Primary Fund, Ltd., has voting and investment power with respect to the shares held by Hutching Hill Capital Primary Fund, Ltd. Neil A. Chriss is the managing member of Hutching Hill Capital GP, LLC, which is the general partner of Hutchin Hill Capital, LP. Neil A. Chriss disclaims beneficial ownership over these securities.

(11)	MFP Investors LLC is the general partner of MFP Partners, L.P. Michael F. Price is the managing partner of MFP Partners, L.P. and the managing member and controlling person of MFP Investors LLC. Michael F. Price is deemed to have shared voting and dispositive power over the shares held by MFP Partners, L.P.

(12)	EJF Capital, LLC is the investment manager for 8267561 Canada, Inc., HHMI VII, LLC and LaM Financial Holdings Ltd., L.L.L.P. EJF Capital, LLC is the sole member of the general partners of each of EJF Debt Opportunities Master Fund, LP, EJF Debt Opportunities Master Fund II, L.P. and EJF Financial Services Fund, LP. Emanuel J. Friedman is the Chief Executive Officer of EJF Capital LLC and has voting and investment power over the shares owned by these shareholders.

(13)	Andrew Jose, the Chief Operating Officer and Co-Founder of FJ Capital Long Short Equity Fund, LLC, has voting and dispositive power over the shares owned by FJ Capital Long Short Equity Fund, LLC.

(14)	Anton Schutz is the President and Chief Information Officer of Mendon Capital Advisors Corporation, which is the sub-advisor to Burnham Financial Services Fund and advisor to the Moors and Mendon Master Fund LP. Each of Anton Schutz and Mendon Capital Advisors Corporation has voting and investment power over securities held by these shareholders. Each of Burnham Financial Services Fund and Moors and Mendon Master Fund LP has indicated that it may be deemed to be an affiliate of a registered broker-dealer, but it has represented that it acquired its shares in the ordinary course of business and, at the time of the acquisition of the shares, had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

(15)	Endeavour Capital Advisors Inc. is the investment advisor to Endeavour Capital Partners LP and Endeavour Capital Offshore Fund Ltd. Mitchell J. Katz is the President of Endeavour Capital Advisors Inc. and may be deemed to have beneficial ownership of, and share voting and dispositive power over, the shares held by these shareholders.

(16)	Hot Creek Capital, L.L.C. is the sole general partner of Hot Creek Investors, L.P. Darren Tymchyshyn is the managing member of Hot Creek Capital, L.L.C. Mr. Tymchyshyn possesses sole voting and investment power with respect to the shares held by Hot Creek Investors, L.P.

(17)	Terry Maltese is the managing member and President of Sandler O’Neill Asset Management, LLC and certain of its affiliates (together “SOAM”). In this capacity, Mr. Maltese exercises voting and dispositive power over all shares of common stock beneficially owned by the SOAM investment funds, including the shares held by these shareholders but disclaims beneficial ownership of these shares.

(18)	Serves as a Director of the Company and the Bank.

(19)	Serves as the Chief Operating Officer of the Company and the Bank.

(20)	Serves as the Chief Financial Officer of the Company and the Bank.

(21)	Serves as the Chief Credit Officer of the Company and the Bank.

(22)	Served as the Chief Risk Officer of the Company and the Bank.

(23)	Serves as the Chief Banking Officer of the Company and the Bank.

(24)	Serves as the Human Resources Director of the Company and the Bank.

(25)	Serves as the Director of the Mortgage Division of the Company and the Bank.

(26)	Serves as the President and Chief Executive Officer of the Company and the Bank.

PLAN OF DISTRIBUTION

We are registering the Securities issued to the Selling Securityholders to permit the resale of these Securities by the holders of the Securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Securityholders of the Securities. We will bear all fees and expenses incident to our obligation to register the Securities.

The Selling Securityholders may sell all or a portion of the Securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Securities are sold through underwriters or broker-dealers, the Selling Securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Securities may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The Selling Securityholders may use anyone or more of the following methods when selling Securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
—	broker-dealers may agree with the Selling Securityholders to sell a specified number of such securities at a stipulated price per share;
—	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The Selling Securityholders also may resell all or a portion of the Securities in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the Selling Securityholders may arrange for other broker-dealers to participate in sales. If the Selling Securityholders effect such transactions by selling Securities to or through underwriters, broker-dealers, or agents, such underwriters, broker-dealers, or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Securityholders or commissions from purchasers of the Securities for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD Rule IM 2440.

In connection with sales of the Securities or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Securities in the course of hedging in positions they assume. The Selling Securityholders may also sell Securities short and if such short sale shall take place after the date that this Registration Statement is declared effective by the Commission, the Selling Securityholders may deliver Securities covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Securityholders may also loan or pledge Securities to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the Selling Securityholders have been advised that they may not use shares registered on this registration statement to cover short sales of our Securities made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The Selling Securityholders may, from time to time, pledge or grant a security interest in some or all of the Securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Securities from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, if necessary, the list of Selling Securityholders to include the pledgee, transferee or other successors in interest as Selling Securityholders under this prospectus. The Selling Securityholders also may transfer and donate the Securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Any broker-dealer or agents participating in the distribution of the Securities may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. To the extent that any of the Selling Shareholders are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, such Selling Shareholders will be subject to the applicable prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12, and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Each Selling Securityholder has informed the Company that it is not a registered broker-dealer. Each Selling Securityholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Securities. Upon the Company being notified in writing by a Selling Securityholder that any material arrangement has been entered into with a broker-dealer for the sale of Securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed by the Company, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Securityholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the Securities were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and such shares are in compliance with the exemption.

There can be no assurance that any Selling Securityholder will sell any or all of the Securities registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each Selling Securityholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Securities by the Selling Securityholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the Securities to engage in market-making activities with respect to the Securities. All of the foregoing may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the Securities.

We will pay all expenses of the registration of the Securities pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, that each Selling Securityholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it. We will indemnify the Selling Securityholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the Selling Securityholders will be entitled to contribution. We may be indemnified by the Selling Securityholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Securityholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

LEGAL MATTERS

The validity of the Securities offered by this prospectus and certain other legal matters will be passed upon for us by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina.

EXPERTS

Our consolidated financial statements as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011 have been incorporated by reference in this prospectus in reliance upon the report of Dixon Hughes Goodman LLP, an independent registered public accounting firm, incorporated by reference herein and therein, and upon the authority of said firm as experts in accounting and auditing.